Contact for Media:    Vincent Power                            Exhibit 99.1
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports Second Quarter Earnings

TORONTO - August 21, 2013 - Sears Canada Inc. (TSX: SCC) today announced its unaudited second quarter results. Total revenue for the 13-week period ended August 3, 2013 was $960.1 million compared to $1,061.9 million for the 13-week period ended July 28, 2012, a decrease of 9.6%. Same store sales decreased 2.5%.

Net earnings for the second quarter were $152.8 million or $1.50 per share compared to a net loss of $9.8 million or 10 cents per share for the second quarter last year. Included in net earnings for the second quarter this year is a pre-tax gain of $185.7 million related to transactions for the vacating of two stores, and the granting of an option regarding the vacating of a third store, as announced by the Company on June 14, 2013. Excluding the after-tax gain from these transactions of $164.0 million, the net loss for the second quarter of 2013 was $11.2 million or 11 cents per share. Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization and non-recurring items) for the second quarter this year was $20.2 million versus $24.8 million in the second quarter last year. Adjusted EBITDA for the second quarter last year included $5.7 million related to 4 stores for which the leases were terminated prior to the end of 2012.

Total revenues for the 26-week period ended August 3, 2013 were $1,827.2 million compared to $1,989.9 million for the 26-week period last year, which ended July 28, 2012, a decrease of 8.2%. Same store sales decreased 2.5%.

Net earnings for the first half of 2013 was $121.6 million or $1.19 per share compared to net earnings of $83.2 million or 81 cents per share for the first half of last year. Included in earnings for the first half of last year was a pre-tax gain of $164.3 million related to lease terminations on three properties. Excluding the after-tax gains associated with vacating stores of $164.0 million and $137.9 million in the first half of 2013 and 2012, respectively, the net loss for the first half of 2013 was $42.4 million or 42 cents per share and the net loss for the first half of 2012 was $54.7 million or 54 cents per share. Adjusted EBITDA for the first half of the year was $10.4 million versus $2.1 million for the first half of last year. Adjusted EBITDA for the first half of last year included $6.0 million related to 4 stores for which the leases were terminated prior to the end of 2012.

“This period marks the half-way point of our three-year Transformation plan, and although we have much work to do, we are starting to see progress, thanks in large part to our 29,000 associates coast to coast who are continuing to plan and execute strategies that are designed to drive increased consideration for Sears as a shopping destination of choice for Canadian families,” said Calvin McDonald, President and Chief Executive Officer, Sears Canada Inc., commenting on the second quarter. “The success we are seeing in the merchandise categories where we have focused most of our Transformation efforts continues to be an indication that Canadians are responding positively to the changes they are seeing at Sears.

“We continue to be particularly encouraged by the results in our Apparel and Accessories (A&A) business which grew again in the quarter on a same store basis and which has now experienced positive year over year same store growth for three quarters in a row, performance that the Company has not seen for many years. Of particular note is that our two key events in these categories, Mother's Day and Father's Day, saw A&A sales increases of 25% and 10%, respectively, for the two-week period leading up to these two days in May and June.

“The A&A growth was offset by declines in some of our Home and Hardlines (H&H) businesses, notably home furnishings, mattresses and home electronics. These businesses have struggled in the face of a low growth housing market. Although the H&H businesses have had challenges, our merchandising efforts led to a sales increase in Major Appliances, a key hero category for Sears which has continued to maintain market share over recent periods.

“On a broader basis, we reduced total expenses by 10.3% in the second quarter this year versus the second quarter last year, as management continues to adjust to revenue trends.

“Looking forward, the third quarter will see the arrival in stores of our new Nevada denim for men and women designed by Buffalo and private brand footwear designed by Aldo. The first five stores carrying the Penningtons brand of plus-sized women's fashions will also be presented to customers with reconfigured selling floors that will reflect our intention to shift the balance of sale into more predictable and profitable categories while reducing those which are susceptible to volatility from unfavourable seasonal, industry or economic conditions."

Adjusted EBITDA is a non-IFRS measure, and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Please refer to the table attached for a reconciliation of net earnings (loss) to Adjusted EBITDA.

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company's future financial performance, business strategy, plans, expectations, goals and objectives. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its cost reduction, productivity improvement and strategic initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company's long-term marketing and servicing alliance with JPMorgan Chase Bank, N.A.; general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; customer preference toward product offerings; changes in the Company's relationship with its suppliers; interest rate fluctuations and other changes in funding costs; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company's pension plan; the outcome of pending legal proceedings; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release and in the Company's 2012 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company's filings with securities regulators. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 246 hometown dealer stores, over 1,400 catalogue and online merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

SEARS CANADA INC.
RECONCILIATION OF NET EARNINGS (LOSS) TO ADJUSTED EBITDA
For the 13 and 26-week periods ended August 3, 2013 and July 28, 2012

Unaudited

	Second Quarter			Year-to-Date
(in CAD millions, except per share amounts)	2013	2012[6]		2013		2012[6]
Net earnings (loss)	$152.8	$(9.8)		$121.6		$83.2
Transformation expense[1]	—	—		1.5		—
Gain on lease terminations and lease amendments[2]	(185.7)	—	—	(185.7)	—	(164.3)
Accelerated tenant inducement amortization[3]	(4.5)	(2.0)		(4.5)		(2.0)
Lease exit costs[4]	—	1.4		—		1.4
Depreciation and amortization expense	30.0	32.0		60.2		64.3
Finance costs	2.8	4.6		5.1		9.1
Interest income	(0.4)	(2.3)		(0.8)		(2.9)
Income tax expense	25.2	0.9		13.0		13.3
Adjusted EBITDA[5]	20.2	24.8		10.4		2.1
Basic net earnings (loss) per share	$1.50	$(0.10)		$1.19		$0.81

1Transformation expense during 2013 relates to severance costs incurred during the year.
2Gain on lease terminations and lease amendments represents the pre-tax gain on the early vacating of properties described in Note 12 of the Company's unaudited condensed consolidated financial statements for the 13 and 26-week period ended August 3, 2013.
3Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to the properties in footnote 2 above.
4Lease exist costs represent costs incurred to exit properties referred to in footnote 2 above.
5Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company's performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.
6Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.